Exhibit 8.2
Board of Directors
ICON plc
South County Business Park
Leopardstown
Dublin 18.

18 April 2006

Dear Board of Directors

ICON plc
Tax consequences of the ownership and disposition of ADS's and ordinary shares by US holders

We attach for your attention an extract entitled ‘Irish Taxation Considerations’ from the prospectus of ICON plc dated 18 April 2006 which is our opinion in relation to Irish Taxation matters (“our opinion”). The terms used in this letter shall have the same meanings assigned to them in the said prospectus.

Our opinion accurately summarises the material Irish taxation consequences to US Holders of the acquisition, ownership and disposition of ordinary shares and ADS’s.

As set out in the introduction to the extract, the opinion is qualified in its entirety by the fact that it may not address all such potential consequences based upon specific circumstances which may be relevant to particular non-resident holders. The opinion is not a guarantee and merely respresents the judgement of KPMG regarding the matters addressed. This opinion is given as of the date hereof and is based on current Irish legislation, judicial interpretations thereof and known practices of the Irish Revenue Commissioners, all of which are subject to change.

We hereby consent to the filing of this letter as Exhibit 8.2 to the Registration Statement (on Form F.3 (the “Registration Statement”)) and to the use of our name under the caption “Irish Taxation Considerations” in the Registration Statement.

Yours faithfully

KPMG

IRISH TAXATION CONSIDERATIONS

Set forth below is the opinion of KPMG, Tax Advisors to the Company, regarding the material aspects of Irish tax law and practice regarding the ownership and disposition of ordinary shares and ADSs by US Holders (as defined in the opinion included elsewhere in “US Federal Income Tax Considerations” provided by Cahill Gordan & Reindel LLP). This opinion deals with only ordinary shares and ADSs held as capital assets and does not address special classes of shareholders such as dealers in securities. This opinion also does not address any potential application of Section 811 Taxes Consolidation Act of 1997, a general anti-avoidance section, enabling Irish Revenue Commissions to recharacterize transactions undertaken for tax avoidance motives. This opinion is not exhaustive and all shareholders are advised to contact their own tax advisers with respect to the taxation consequences of their ownership or disposition of ordinary shares or ADSs. This opinion is not a guarantee and merely represents the judgement of KPMG regarding the specific matters addressed. This opinion is based on the tax laws of the Republic of Ireland, the Double Taxation Convention between the Republic of Ireland and the United States of America and current practice of the Irish Revenue Commissioners, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein.

Subject to the foregoing, it is the opinion of KPMG that:

Dividends

Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income, subject to conditions, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares in the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

Non-Irish resident corporate shareholders that:
  are ultimately controlled by residents of a Relevant Territory;

  are resident in a Relevant Territory and are not controlled by Irish residents;

  have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

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  are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories;

will be exempt from withholding tax on the production of the appropriate certificates and declarations.

U.S. Holders of ordinary shares (as opposed to ADSs; see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

  the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either the depositary bank’s ADS register shows that the beneficial owner has a U.S. address on the register; or

  if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the beneficial owner’s address in the intermediary’s records is in the U.S.
Income Tax

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.

However, a U.S. Holder will not have an Irish income tax liability on dividends from the company if the U.S. Holder is neither resident nor ordinarily resident in the Republic of Ireland and the U.S. Holder is:

  an individual resident in the U.S. (or any other country with which Ireland has concluded a double taxation treaty);

  a corporation that is ultimately controlled by persons resident in the U.S. (or any other country with which Ireland has concluded a double taxation treaty);

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  a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

  a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

  a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.

U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty. U.S. Holders that are entitled to benefits under the treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

Gain on Disposition

A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish tax resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

  who cease to be Irish resident;

  who own the shares when they cease to be resident;

  if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

  who dispose of an interest in a company during this temporary non-residence; and

  the interest disposed of represents 5% or greater of the share capital of the company or is worth at least €500,000.

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In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

A transfer of assets between spouses will not give rise to a gain or a loss for capital gains tax purposes. The spouse who receives the asset is deemed to have acquired it on the date and at the cost at which the other spouse acquired it. However, these provisions will not apply and a charge to capital gains tax may arise where the spouse acquiring the asset would not be liable to Irish capital gains tax if he/she disposed of it in the year in which acquired.

Stamp Duty–Ordinary Shares

Irish stamp duty, which is a tax on certain documents, including CREST operator instructions, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e., purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g., a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of €12.70 (the nominal rate) will apply.

Stamp Duty–ADSs

A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp

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duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of €12.70 applies.

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are dealt in on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift, or for a consideration less than market value, all parties to the transfer. A late or inadequate payment of stamp duty will result in a liability to pay interest, penalties and fines.

Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will be within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at a rate of 20% on the value of the transfer above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category insofar as the benefits were within the charge to Irish capital acquisitions tax. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against U.S. federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.